YUKON-NEVADA GOLD CORP. REPORTS FURTHER FAVORABLE
RESULTS FROM KETZA RIVER

Vancouver, Canada – January 7, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports further favorable drill results from its drilling program at the Gully Vein and QB zones of the Shamrock zone, the Hoodoo and Tarn Zones part of the Ketza River Mine Manto Gold Zone, on the wholly-owned, past producing, Ketza River property located near Ross River, in the Yukon Territory, Canada. All drill holes referenced in this news release are diamond drill holes.

Shamrock - Gully Vein
Assays were received for 10 holes from the Gully Vein on Shamrock. Drill hole KR-07-1206 cut a true thickness of 1.65 meters of 15.65 g/t Au. Drill hole KR-07-1220 intersected a true thickness of 9.65 meters of 2.90 g/t Au. Drill hole KR-07-1237 cut a true thickness of 7.80 meters of 4.89 g/t Au. These intercepts are from a series of step-out holes along the vein south of the Gully Pit and demonstrate an extension of this mineralization.

Table 1. Shamrock - Gully Vein

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1135	38.71	44.81	4.80	1.15
	97.39	97.68	0.23	3.15
KR-07-1202	52.90	53.25	0.29	2.44
KR-07-1206	69.71	71.78	1.65	15.65
KR-07-1209	91.64	96.62	4.06	4.08
KR-07-1213	143.45	144.45	1.00	3.50
KR-07-1215	207.16	207.74	0.58	1.97
KR-07-1220	78.33	88.14	9.65	2.90
KR-07-1222	136.92	138.00	1.06	1.49
KR-07-1237	63.23	71.83	7.80	4.89

Drill hole KR-07-1224 had no significant intersections.

Shamrock - QB Zone

Results have been received for 16 holes from the QB Zone on Shamrock. Drill hole KR-07-1071 intersected several mineralized zones, including a true thickness of 2.30 meters of 15.79 g/t Au. Also of special note, KR-07-1166 cut a true thickness of 3.83 meters of 14.48 g/t Au.

Drill hole KR-07-1152 intersected 9.14 meters of 6.29 g/t Au (including 3.05 meters of 14.20 g/t Au) and 7.29 meters of 5.82 g/t Au. Drill hole KR-07-1155 intersected 3.05 meters of 6.05 g/t Au and 3.04 meters of 6.89 g/t Au. However, it must be noted that Holes KR-07-1152 and KR-07-1155 were not drilled at optimal angles to intersect the mineralization and these intercepts do not represent true thicknesses; there is not yet sufficient information to calculate true thicknesses for these two intercepts.

Table 2. Shamrock – QB Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1071	47.85	56.91	2.30	15.79
	47.85	53.95	1.55	22.60
	61.63	63.09	0.37	1.10
	84.43	89.34	1.25	3.78
	100.42	102.01	0.40	1.59
	105.41	106.97	0.40	1.56
	124.05	125.49	0.37	1.44
	140.53	146.19	1.44	1.14
KR-07-1152	23.47	32.61	0.16	6.29
	23.47	26.52	0.05	14.20
	38.71	46.00	0.12	5.82
KR-07-1155	20.42	23.47	0.05	6.05
	29.57	32.61	0.05	6.88
	110.00	110.40	0.01	1.64
KR-07-1166	5.18	11.28	3.83	14.48
KR-07-1168	63.09	66.14	1.20	3.06
KR-07-1170	38.52	41.52	1.88	2.99
	72.66	74.69	1.27	1.28
	108.57	114.57	3.77	1.44
KR-07-1173	44.91	46.11	0.75	1.35
KR-07-1177	51.46	52.15	0.43	4.67
	69.69	69.96	0.17	1.81
KR-07-1181	61.27	63.00	1.72	1.62
	81.79	82.77	0.98	1.05
	112.91	114.03	1.11	1.11
KR-07-1184	68.18	69.85	0.67	1.37
KR-07-1189	32.18	32.91	0.46	2.76
	46.24	52.83	4.14	2.64
	46.24	48.20	1.23	4.99
	91.82	93.57	1.10	1.37
KR-07-1190	124.05	127.10	1.91	1.59
KR-07-1191	26.52	29.57	1.91	1.77
	57.00	58.30	0.82	1.35
	144.85	149.75	3.07	1.59
	157.58	159.65	1.09	1.35
KR-07-1194	78.33	84.80	0.57	3.70
	108.81	111.86	0.27	7.84
KR-07-1196	35.66	38.71	2.20	1.30
	99.67	102.72	2.20	1.27
	172.82	175.00	1.57	2.35

Drill holes KR-07-1182 and 1187 had no significant intersections.

Mantos - Hoodoo Zone

Assays have come back for 26 holes in the Hoodoo Zone. Drill hole KR-07-1176 cut several gold zones, including a true thickness of 5.19 meters of 4.33 g/t Au. Rill hole KR-07-1183 intersected two gold zones. The first, with a true thickness of 1.50 meters, carried 19.15 g/t Au. The second one, with a true thickness of 1.61 meters, assayed 9.94 g/t Au.

Table 3. Manto – Hoodoo Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1169	5.80	9.00	2.61	4.13
	13.87	15.20	1.08	1.61
KR-07-1175	7.70	8.52	0.44	1.22
	64.15	65.10	0.51	1.55
KR-07-1176	64.57	66.14	0.35	1.06
	67.45	90.53	5.19	4.33
	106.15	108.20	0.46	10.80
	142.32	145.39	0.69	5.02
KR-07-1179	6.30	7.10	0.17	3.57
	9.80	11.80	0.42	1.42
KR-07-1183	8.23	11.00	1.50	19.15
	34.84	37.82	1.61	9.94
KR-07-1186	59.30	61.80	1.81	1.50
KR-07-1199	61.20	62.20	0.80	5.00

Drill holes KR-07-1134, 1137, 1140, 1147-8, 1151, 1156, 1159, 1171-2, 1188, 1192, 1195, 1198, 1201, 1204, 1207-8, and 1121 had no significant intersections.

Mantos - Tarn Zone

Results came in for 11 holes in the Tarn Zone. The highlight was drill hole KR-07-1228, which contained five gold zones. These include one with a true thickness of 2.85 meters of 2.26 g/t Au and one with a true thickness of 1.22 meters of 4.28 g/t Au.

Table 4. Manto – Tarn Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1228	32.80	35.66	2.85	2.26
	45.91	47.85	1.93	2.03
	50.02	51.61	1.58	2.22
	59.07	60.30	1.22	4.28
	73.10	74.28	1.18	1.95
KR-07-1230	84.43	87.28	2.82	2.04
KR-07-1232	69.19	72.24	3.04	1.17
KR-07-1235	38.71	44.81	6.08	1.15
	97.39	97.68	0.29	3.15

Drill holes KR-07-1102, 1104, 1105, 1107, 1234, 1238 and 1243 had no significant intersections.

All assays for the drill program, reconnaissance sampling and soil geochemistry at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by Ketza River’s Project Manager, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President - Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

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Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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